

January 16, 2015

Via E-mail
Michael A. Stivala
President and Chief Executive Officer
Suburban Propane Partners, L.P.
240 Route 10 West
Whippany, NJ 07981

  Re: Suburban Propane Partners, L.P.
     Form 10-K for Fiscal Year Ended September 27, 2014
     Filed November 26, 2014
     File No. 1-14222

Dear Mr. Stivala:

  We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 6. Selected Financial Data, page 24

1. We note that you exclude a number of charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from Adjusted EBITDA, which is prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K. Please revise your disclosure in future filings to include such charges in Adjusted EBITDA, or tell us why you believe your disclosure complies with Item 10(e) of Regulation S-K.

  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief